Exhibit 99.1

Perion Partners with KT Corporation and NHN AD to Drive New
Advertising Revenue in Korea’s High-Growth Programmatic Market

KT Taps Perion to Attract Global Advertisers; NHN AD Expands Access to Korean
Premium Media

New York & Tel Aviv, August 4, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today announced strategic partnerships with KT Corporation and NHN AD, two of South Korea’s leading digital media and technology companies. This collaboration marks a significant expansion of Perion’s programmatic Digital Out-of-Home (DOOH) footprint and strengthens its presence in one of Asia’s fastest-growing advertising markets. This partnership reflects Perion’s strategic priority to expand premium media supply in high-growth APAC markets. The APAC DOOH Market size is estimated at $21.64 billion in 2025, and is expected to reach $38.71 billion by 2030, representing a CAGR of 12.34%1. These deals represent Perion’s first direct programmatic supply integrations in Korea and will begin contributing to revenue in Q4 2025.

With this joint initiative, KT becomes the first Korean media owner to implement Perion’s Header Bidding technology, a core element of its Supply Side Platform (SSP), unlocking seamless access to global programmatic demand across both Open Exchange and Private Marketplace (PMP) environments. NHN AD, a leading Korean digital marketing firm, will serve as the local activation partner, facilitating PMP deals and ensuring smooth onboarding for domestic advertisers and publishers.

The integration with KT includes 179 high-visibility subway screens along the Shinbundang Line and Seoul Metro Line 9, bringing programmatic DOOH capabilities to premium public transit environments. NHN AD offers access to high-income audiences focused on fitness and self-care through 85 screens located in golf driving ranges and premium fitness clubs across major cities in Korea.

1 Mordor Intelligence, “Asia-Pacific Digital Out-of-Home (DOOH) Market - Growth, Trends, and Forecasts (2025–2030),” 2025

Together, these partnerships mark one of Korea’s earliest and largest-scale implementations of programmatic DOOH technology beyond retail, accelerating access to valuable audiences in both urban and lifestyle environments.

“Our DOOH continues to expand, and we’re thrilled to partner with such a prominent telecom brand. This collaboration can contribute to accelerating our momentum in APAC, one of the largest DOOH markets which is projected to reach $21.64 billion in 2025, with further growth anticipated in the coming years,” said Tal Jacobson, Perion’s CEO. “This partnership supports our commitment to premium, high-margin channels like DOOH and expands our global supply footprint. It validates our strategy of entering high-value markets through deep technology integration and trusted local partners. With KT and NHN AD, we’re reinforcing our ability to deliver premium supply and performance at scale for global advertisers across Asia.”

“We are proud to be the first Korean publisher to adopt Perion’s full-stack technology,” said Kwangchul Choi, General Manager at KT Corporation. “This partnership helps us better monetize our digital assets while offering global advertisers access to our high-impact screens.”

“NHN AD is excited to help activate this partnership locally and make global PMP deals more accessible in Korea’s dynamic media landscape,” said Jason Kim, SVP at NHN AD.

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com